UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
OMB Number: 3235-0058

Estimated average burden hours per response ... 2.50

SEC FILE NUMBER
000-55935

CUSIP NUMBER
92647V107

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

	For Period Ended:	September 30, 2019

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: ________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Victory Oilfield Tech, Inc.
Full Name of Registrant

Former Name if Applicable

3355 Bee Caves Rd. Suite 608
Address of Principal Executive Office (Street and Number)

Austin, TX 78746
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K, Form N-CEN, or N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The registrant is unable to file its Quarterly Report on Form 10-Q for the period ended September 30, 2019 (the “Form 10-Q”) within the prescribed time period without unreasonable effort or expense, due to lack of accounting staff from the period beginning January 8, 2019 and ending March 28, 2019, resulting from financial constraints on the registrant. A consultant has been engaged effective March 29, 2019, to close the registrant’s financial books and records as of December 31, 2018, March 31, 2019, June 30, 2019 and September 30, 2019, and to prepare the Form 10-Q. The registrant intends to take all necessary measures to file the Form 10-Q as soon as possible.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kevin DeLeon	(512)	347-7300
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☒
The Registrant’s Annual Report on Form 10-K for the year ending December 31, 2018, and Quarterly Report for the period ending March 31, 2019 have not been filed as of the date hereof.
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant anticipates a significant impairment of its Intellectual Property intangible asset, to be reflected in its Annual Report on Form 10-K for the year ended December 31, 2018, which had a book value of $17.6 million as of the third quarter of 2018, as reported in its Quarterly Report on Form 10-Q for the period ended September 30, 2018. The registrant anticipates no further material change to be reflected in the Quarterly Report on Form 10-Q for the period ended September 30, 2019.

Victory Oilfield Tech, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 15, 2019	By:	/s/ Kevin DeLeon
Name: Kevin DeLeon Title: Interim Chief Executive Officer

2